

February 22, 2013

<u>Via Email</u>
Mr. Zsolt Rumy
Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road,
St. Louis, Missouri 63044

> **Re: Zoltek Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 27, 2012**
> **Form 10-Q for the Quarter Ended December 31, 2012**
> **Filed February 1, 2013**
> **File No. 000-20600**

Dear Mr. Rumy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Results of Operations, page 18</u>

1.   We note that your gross profit margin increased to 24.5% in fiscal 2012 compared to 11.7% in fiscal 2011. We further note that you attribute most of the increase to increased

Mr. Zsolt Rumy
Zoltek Companies, Inc.
February 22, 2013
Page 2

efficiency improving capacity utilization and a decrease in ACN costs. Please address the following:

- Tell us and revise future filings to quantify the effect of changes in cost in your raw material supply (ACN), if material. In this regard, we note quantification of the effects of the changes in prices for this raw material in your Form 10-Q for the first quarter of fiscal 2013, but we do not see quantification in your Form 10-K for fiscal 2012.

- We note that you experienced a large increase in gross profit margin between the fourth quarter of fiscal 2011 (15.5%) and the first quarter of fiscal 2012 (28%). Please explain to us in greater detail the factors that resulted in this large quarter over quarter increase in gross profit margin.

- Further, we note that increased efficiency has improved your gross profit margins in recent periods as it has resulted in improved capacity utilization. However, we note that revenues declined significantly from the fourth quarter of fiscal 2012 ($44.2 million) to the first quarter of fiscal 2013 ($35.9 million). Despite this decline in revenues, we note that the gross profit margin actually increased between the two periods, from 23.1% in the fourth quarter of fiscal 2012 to 25.3% in the first quarter of fiscal 2013. Please explain to us the underlying reasons for the increase in gross profit margin between the periods despite the decline in revenues.

-Inventories, page 21

2.   We note your disclosures here and on page F-35 related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as "projections of future demand" for purposes of your inventory valuation analysis. Your revised disclosures should also indicate how you arrived at your estimates for projected usage and the historical variability of such estimates. Please provide us with a sample of your proposed disclosure.

Accounts Receivable Collectability, page 24

3.   We note your disclosures here and on pages 34 and 38 related to how you assess your accounts receivables for impairment and your concentration of sales to customers in European countries such as Vesta Wind Systems, which is located in Denmark and represents 46.5% of your sales in 2012. We further note recent reports suggesting that Vesta Wind Systems has been experiencing financial difficulties. Please explain to us in greater detail how you have considered these external factors in assessing your outstanding accounts receivable balances for potential impairment.

Mr. Zsolt Rumy
Zoltek Companies, Inc.
February 22, 2013
Page 3

Item 8. Financial Statements and Supplementary Data, page 26

Note 1. Summary of Significant Accounting Policies, page 34

-Cash and Cash Equivalents, page 35

4.   We note that your cash and cash equivalents include certificate deposits and repurchase agreements. Please provide us with an explanation of the significant terms of the repurchase agreements. Please also quantify the impact of these agreements on your balance sheet at each reporting date. Finally, discuss how you account for these repurchase agreements, citing relevant authoritative literature.

Item 11. Executive Compensation, page 50

5.   It appears the disclosure you provided pursuant to Regulation S-K Item 402(b) does not discuss whether and, if so, how you considered the results of the most recent shareholder advisory vote on executive compensation and, if so, how that consideration has affected your executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K. Please revise future filings and provide us draft disclosure.

Signatures, page 53

6.   Please tell us, with a view toward amending your Form 10-K and correcting your signatures page in future filings, how the signatures that appear below the second paragraph of text comply with General Instruction D to Form 10-K. We note that you have not identified who signed in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer. In this regard, given your disclosure on page 50 that Mr. Whipple no longer serves as "Chief Accounting Officer," it appears that no person signed in the capacity of controller or principal accounting officer.

Exhibits, page 54

7.   Please tell us when you requested an extension for confidential treatment for your May 2007 agreement with Vestas Wind Systems filed as exhibit 10.11 to your amended Form 10-K filed on August 4, 2010. We note that confidential treatment was granted through January 1, 2012.

8.   Please file as exhibits your amended agreements with Vestas Wind Systems. We note the reference to the amended agreements in the second paragraph on page 23.

Form 10-Q as of December 31, 2012

Note 2. Inventories, page 9

9.   We note your disclosure on page 21 of the September 30, 2012 Form 10-K that your agreements with certain customers require you to maintain certain levels of inventory on hand. We also note that you increased your inventory levels by 67% as of December 31, 2012 as compared to September 30, 2011 and you indicate the increase in inventory is in part in anticipation of increased customer demand and contract requirements. We further note reports that the wind turbine market is experiencing overcapacity, which has negatively impacted certain of your customers. Considering these factors, please explain to us in more detail how you have evaluated inventory for recoverability as of December 31, 2012. Discuss the factors that led you to conclude the net amount of inventory recorded presented at September 30, 2012 would be recoverable.

Liquidity and Capital Resources, page 19

10.   In addition to reciting the numerical changes in your cash flows, please tell us, and revise future filings to describe, the reasons underlying those changes. For example, we note the increased borrowings disclosed on page 22 of your Form 10-K relative to the prior year, but it is unclear why your borrowings increased. You also refer in this Form 10-Q to an almost $12 million increase to inventory, but the reasons for such increase are unclear from your disclosure. However, it appears from management's 1st quarter earnings call that such increase relates to lower sales and steady production during the quarter relative to the prior quarter. In this regard, given the reference by management to holding "production steady throughout 2012 and into 2013," please tell us, with a view toward clarified disclosure, why you refer on page 18 to "decreased production levels" in discussing changes to your gross profit. Also, to the extent your gross margins and related line items will be materially impacted in future periods by the subsequent reduction of production rates mentioned by management, please revise future filings to discuss and, if possible, quantify the impact.

Signatures, page 23

11.   Please ensure that future filings on Form 10-Q include the signature of your principal financial or chief accounting officer. See General Instruction G to Form 10-Q.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551- 3602, or Geoff Kruczek, Reviewing Attorney, at (202) 551- 3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief